UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ivany Mining Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

465819100

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

FGS Advisors, LLC

152 West 57th Street, 24th Floor

New York, New York 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP NO. 465819100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 30,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 30,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 52.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 465819100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 30,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 30,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 52.6%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 465819100

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Passin
Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
SEC Use only
Source of funds (See Instructions) OO
Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 30,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 30,000,000

Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
Percent of Class Represented by Amount in Row (11) 52.6%
Type of Reporting Person (See Instructions) IN

CUSIP NO. 465819100

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin
Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
SEC Use only
Source of funds (See Instructions) OO
Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 30,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 30,000,000

Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
Percent of Class Represented by Amount in Row (11) 52.6%
Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Ivany Mining Inc., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 8720 A Rue Du Frost, St. Leonard, Quebec, Canada H1P 2Z5.

Item 2.	Identity and Background

(a-f) This Schedule 13D is being filed by Firebird Global Master Fund, Ltd. (the “Fund”), FGS Advisors, LLC (“FGS”), James Passin (“Mr. Passin”) and Harvey Sawikin (“Mr. Sawikin” and together with FGS, the Fund and Mr. Passin, the “Reporting Persons”).

James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of FGS and of FG2 Advisors, LLC (“FG2”). Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Firebird Management, LLC, and he is also a controlling principal of FGS and of FG2.

FGS is a New York limited liability company which has its principal office at 152 West 57th Street, 24th Floor, New York, NY 10019. The principal business of FGS is to serve as investment manager to the Fund and to control the investing and trading in securities of the Fund. The principal business of the Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the $500,000 used by the Fund on July 10, 2009 to purchase units (the “Units”), each of which is comprised of one share of Common Stock and one warrant to purchase one share of Common Stock, was the working capital of the Fund.

Item 4.	Purpose of Transaction

On behalf of the Fund, FGS has directed the purchase of the Units as an investment for the Fund. FGS and the Fund share investment power and voting power with respect to the Units reported by them. Mr. Passin and Mr. Sawikin, who serve as the control persons of FGS, share investment power and voting power with respect to the Units reported by FGS and the Fund. The Fund acquired the Units because FGS considered them to be an attractive investment opportunity. FGS may cause the Fund to make further acquisitions of Units or of other types of securities of the Issuer from time to time or to dispose of any or all of the Units held by the Fund at any time.

FGS intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Issuer’s common stock (the “Common Stock”) or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, FGS may cause the sale of all or part of the Units held by the Fund, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 30,000,000 shares of Common Stock (the “Shares”), which includes 20,000,000 shares of Common Stock issuable upon the exercise of warrants. The holdings of the Reporting Persons represent 52.6% of Issuer’s total outstanding Common Stock (including 20,000,000 shares of Common Stock issuable upon the exercise of the warrants held by the Reporting Persons), and they share voting and dispositive power over the Shares.

(c) During the past sixty days, FGS, on behalf of the Fund, effected only one transaction with respect to the Common Stock, in which the Fund purchased the Units from the Issuer, for a price of $0.05 per Unit.

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 10, 2009, the Fund purchased an aggregate of 10,000,000 Units at a price of $0.05 per Unit. The Units included warrants for the purchase of up to 10,000,000 shares of Common Stock at a price of $0.10 per share, at any time prior to June 22, 2012 (which warrants were subsequently adjusted according to their terms such that, as of the date hereof, the warrants are exercisable for an aggregate of up to 20,000,000 shares of Common Stock). The form of the warrant is attached hereto as Exhibit 2. The Fund also entered into a registration rights agreement granting the Fund the right to demand registration of the Shares acquired by it pursuant to the subscription agreement with the Issuer.

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Mr. Passin, Mr. Sawikin, and FGS expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, or FGS is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

2. Form of Warrant acquired by the Fund on July 10, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2009	FGS Advisors, LLC

/s/ James Passin
	Name:	James Passin
	Title:	Principal

Firebird Global Master Fund, Ltd.

/s/ James Passin
	Name:	James Passin
	Title:	Director

/s/ James Passin
	Name:	James Passin

/s/ Harvey Sawikin
	Name:	Harvey Sawikin